Exhibit 99

FOR IMMEDIATE RELEASE

January 6, 2004

NOVA Chemicals Corporation to offer $400 million of senior notes

Pittsburgh, PA – NOVA Chemicals Corporation (NYSE, TSX: NCX) announced today that it intends to issue $400 million of senior notes due 2012 in a private offering. The Company plans to use the net proceeds of the offering to redeem, on or about March 1, 2004, its 9.04% preferred securities due 2048 and 9 ½ % preferred securities due 2047. The two issues of preferred securities total $382.5 million. The balance of the proceeds will be used for general corporate purposes.

The senior notes have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The issuance of the senior notes has been structured to allow secondary market trading under Rule 144A under the Securities Act of 1933.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering sold would be unlawful.

NOVA Chemicals is a focused, commodity chemical company that produces ethylene, polyethylene, styrene monomer and styrenic polymers, which are used to manufacture a wide range of consumer and industrial goods.  NOVA Chemicals distributes its products from 18 operating facilities that include: eight sites in the United States, six locations in Canada, two in France, one in the Netherlands and one in the United Kingdom.  The company also has five technology centers that support research and development initiatives.  NOVA Chemicals Corporation shares trade on the Toronto and New York stock exchanges under the trading symbol NCX.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

Greg Wilkinson – Vice President, Public Affairs

Tel:           412.490.4166

E-mail:  wilkinga@novachem.com

Investor Relations inquiries, please contact:

Beth Eckenrode – Vice President, Investor Relations

Tel:    412.490.4331

E-mail:  mailto:eckenrb@novachem.com